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03013577

ATES
NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 WASH, D.C. 181 SECTION PROCESSING

SEC FILE NUMBER
8- 45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital, Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Newbury Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Katz (617) 536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti, Andronico, LLP
(Name – *if individual, state last, first, middle name*)

793 Turnpike Street (Address) North Andover (City) MA (State) 01845 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3-20

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital, Limited Partnership, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Newbury Street Capital, LP
Title
as General Partner

Notary Public
Middlesex County - Mass Expires 2/28/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY STREET CAPITAL LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

MFA
Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
38 Newbury Street
Boston, Massachusetts 02116

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Newbury Street Capital Limited Partnership as of December 31, 2002 and 2001, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 24, 2003

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 (800)244-2081 fax (978)685-2333
info@mfa-cpa.com www.mfa-cpa.com

December 31	2002	2001
Assets		
Current Assets:		
Cash and Equivalents	$ 599,789	$ 634,053
Commissions Receivable	57,491	77,489
Prepaid Expenses and Other Current Assets	13,196	13,380
Total Assets	$ 670,476	$ 724,922
Liabilities and Partners' Capital		
Liabilities:		
Accrued Expenses	$ 9,114	$ -
Due to Affiliated Entity (Note 5)	-	20,746
Total Liabilities	9,114	20,746
Partners' Capital	661,362	704,176
Total Liabilities and Partners' Capital	$ 670,476	$ 724,922

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2002	2001
Revenues:		
Commissions (Note 5)	$ 836,636	$ 904,239
Interest	206,660	311,150
Net Gain on Investments	-	321,890
Total Revenues	1,043,296	1,537,279
Expenses:		
Commissions and Clearing	454,803	422,059
Management Fees (Note 5)	66,000	66,000
Professional Fees	19,850	8,696
Quote Service	16,200	5,414
Broker Dealer and Agent Fees	10,576	8,700
Net Loss on Investments	8,603	-
Training	3,000	3,000
Miscellaneous	2,919	2,419
Insurance - Bonding	2,878	3,100
Computer Expense	2,000	2,000
Total Expenses	586,829	521,388
Net Income	$ 456,467	$ 1,015,891

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2002	2001
Partners' Capital, Beginning	$ 704,176	$ 1,057,916
Net Income	456,467	1,015,891
Distributions to Partners (Note 4)	(499,281)	(1,369,631)
Partners' Capital, Ending	$ 661,362	$ 704,176

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2002		2001
Cash Flows from Operating Activities:				
Net Income	$	**456,467**	$	1,015,891
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Decrease in Commissions Receivable		**19,998**		21,791
Decrease (Increase) in Prepaid Expenses and Other Current Assets		**185**		(410)
Increase in Accrued Expenses		**9,114**		-
Decrease in Due to Affiliated Entity		**(20,746)**		(16,727)
Net Cash Provided by Operating Activities		**465,018**		1,020,545
Cash Flows from Financing Activities:				
Distributions to Partners		**(499,281)**		(1,369,631)
Net Decrease in Cash and Equivalents		**(34,263)**		(349,086)
Cash and Equivalents, Beginning		**634,053**		983,139
Cash and Equivalents, Ending	$	**599,789**	$	634,053

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the Partnership) was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in money market funds. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments: Investments in marketable securities are valued at market value based on quoted market prices for such securities. Non-marketable securities are also valued at market value as determined based on management's estimates. Gains and losses arising from all securities transactions are recorded on a trade date basis.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States. Actual results experienced by the Partnership may differ from those estimates.

2. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2002 and 2001, the Partnership's net capital amounted to $648,166 and $685,796, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership's aggregate indebtedness to net capital ratio amounted to .01 to 1 and .03 to 1, as of December 31, 2002 and 2001, respectively.

The Partnership is required by its clearing broker to maintain net capital of not less than $150,000.

3. Admission of New Limited Partner:

On January 1, 2002, the Partnership admitted a new limited partner. The new limited partner's interest is subject to certain vesting arrangements.

4. Withdrawal of a Limited Partner:

During the year ended December 31, 2002, pursuant to an agreement, the Partnership purchased all of the partnership interests owned by a certain limited partner. The consideration paid to the partner was accounted for as a partner distribution in the accompanying financial statements.

5. Related Party Transactions:

The Partnership acts as a broker in security transactions for an affiliated entity. All commission revenues are derived from transactions initiated by the affiliated entity.

Due to affiliated entity represents an unsecured, non-interest bearing balance due to an affiliated entity for management fees and cash payments made by the affiliated entity on behalf of the Partnership. As of December 31, 2002 and 2001, amounts due to the affiliated entity amounted to $-0- and $20,746, respectively.

5. Related Party Transactions (Continued):

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership with the affiliated entity for these services amounted to $66,000, during each of the years ended December 31, 2002 and 2001.

For the Year Ended December 31		2002
Aggregate Indebtedness	$	9,114
Partners' Capital	$	661,362
Deductions for Nonallowable Assets:		
Prepaid Expenses		(13,196)
Net Capital	$	648,166
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	643,166
Ratio of Aggregate Indebtedness to Net Capital		.01 to 1

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to unaudited FOCUS report Part IIA has been presented.

MFA

Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
38 Newbury Street
Boston, Massachusetts 02116

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audits of the financial statements and supplemental schedule of Newbury Street Capital Limited Partnership for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 (800)244-2081 fax (978)685-2333
info@mfa-cpa.com www.mfa-cpa.com

MFA

To the Partners
Newbury Street Capital Limited Partnership

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 24, 2003